UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-35629

TILE SHOP HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

14000 Carlson Parkway, Plymouth, Minnesota 55441

(763) 852-2901
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Warrants to Purchase Common Stock
(Title of each class of securities covered by this Form)

Common Stock, par value $0.0001 per share

(Titles of all other classes of securities for which a duty
to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None.

Pursuant to the requirements of the Securities Exchange Act of 1934, Tile Shop Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 15, 2013	By:	/s/ Timothy C. Clayton
Name: Timothy C. Clayton
Title: Chief Financial Officer